Hamptons Luxury Homes, Inc.

367 Butter Lane

Bridgehampton, New York 11932

April 21, 2008

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:

Registration Statement on Form S-8

Registration No.: 333-147837

Dear Sirs and Madams:

Hamptons Luxury Homes, Inc. (the “Company”) hereby applies, pursuant to Rule 477 promulgated under the Securities Act, for the Commission’s consent to the withdrawal of the Company’s Registration Statement on Form S-8 (Registration No.: 333-147837), which was filed with the Commission on December 5, 2007 (the “Registration Statement”).

The Company, upon review of the Registration Statement, has discovered that the consent of the Company’s independent registered public accounting firm was not included as an exhibit to the Registration Statement. Subsequent to the filing of the Registration Statement, such accounting firm completed its audit of the Company’s financial statements for the Company’s most recently completed fiscal year and it has been determined that the Registration Statement should be withdrawn with the securities registered under the Registration Statement being re-registered pursuant to a new registration statement meeting all of the requirements for use under the Securities Act. The Company intends to file such new registration statement in the future. No securities were sold pursuant to the Registration Statement and the Company believes that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors.

The Company acknowledges that no refund will be made of the fees paid to the Commission in connection with filing of the Registration Statement. The Company, however, respectfully requests that such fees be credited for future use by the Company pursuant to Rule 457(p).

Please address any comments or questions regarding this request for the Commission’s consent to the withdrawal of the Registration to the Company’s outside legal counsel, Lee J. Mendelson, Esq. of Moritt Hock Hamroff & Hamroff LLP at 516-873-2000.

Very truly yours,

Hamptons Luxury Homes, Inc.

By:

                /s/ Frank Dalene

Frank Dalene

Chief Financial Officer